June 23, 2009

VIA EDGAR AND MESSENGER

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:	URS Corporation
Form 10-K for the fiscal year ended January 2, 2009 filed March 3, 2009
Form 10-Q for the fiscal quarter ended April 3, 2009 filed May 13, 2009

File No. 1-7567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the comments in your letter dated June 4, 2009 regarding the Company’s Form 10-K for the fiscal year ended January 2, 2009, filed with the SEC on March 3, 2009 and Form 10-Q for the fiscal quarter ended April 3, 2009, filed with the SEC on May 13, 2009.  For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the year ended January 2, 2009

Critical Accounting Policies and Estimates, page 64

Goodwill, page 67

1.
We note your response to comment 8 in our letter dated April 13, 2009, and appreciate your efforts to find ways to enhance the discussion of goodwill impairment testing and the disclosure specific to your URS Division and Infrastructure reporting units.  The disclosure of the breakeven discount and breakeven capitalization rates provides useful information regarding these assumptions and their relationship to the amount of headroom between the estimated fair value of the reporting units and their carrying values.  However, this disclosure does not provide investors with a clear understanding of the potential impact if you had used other reasonably likely inputs to the model for the discount rate and terminal capitalization rate, as well as the compounded annual revenue growth rate and average operating margins.  Please consider expanding your future disclosure to provide a discussion of how sensitive the

.
fair value estimates are to all of the key assumptions identified.  For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary.  To the extent you provide a range, discuss why you believe the range is appropriate, how you developed the inputs you used in determining the range, its relationship to the carrying value, and the potential financial statement impact.  You may wish to refer to Section V of FR-72 “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" on Critical Accounting Estimates for guidance.  FR-72 is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

As described below, in response to the Staff’s comment, we have provided a sensitivity analysis that uses key “reasonably likely assumptions” that would cause the reporting unit to fail Step One; however, based on our discussions with the Staff, we have not hypothesized a Step Two failure.

Of the key assumptions, two are market driven and two are company dependant and subject to much greater influence from our actions.  As a result, we separated our key assumptions because some inputs to the analysis are driven by external factors while others may be influenced by our actions.

We believe the four key assumptions discussed below would reflect the influence of other potential assumptions, since the assumptions we identified that affect the projected operating results would ultimately affect either the revenue growth or the profitability (operating margin) of the business.  For example, any adjustment to contract volume and pricing of contracts would have a direct impact on revenue growth, and any adjustment to the business’ cost structure or operating leverage would have a direct impact on the profitability of the business.

Based on the variance observed in operating margins over the past five years, we calculated a 5% and 10% reduction in the operating margin forecast to determine the sensitivity in the fair values for each year in the projection period.  We based the selection of the range of 5% to 10% on a standard deviation of 9% observed from historical results.  Standard deviation is a measure of the variability or dispersion of a data set, which indicates how various results or estimations may be related to an average or expected result.  As such, we believe that the observed standard deviation of historical results may be a good indication of potential variability in forecasted figures.  Since the standard deviation for operating margin was 9% over the last five years, we believe an appropriate range to test our analysis was a change in margin of 10% or less.

In the same fashion as the operating margin assumption, we selected the range of revenue growth to test the analysis based on the standard deviation observed from historical results, which was approximately 30%. We applied a 15% and 30% reduction in the growth rate forecast to calculate the sensitivity in fair value to the projected revenue growth rates.

As shown in the sensitivity analysis table below, certain changes in these key assumptions  would result in a reduction of the excess of fair value over carrying value, and in certain cases would eliminate the excess entirely, therefore indicating that an impairment may exist.  In that event, it would be necessary to perform the second step of the goodwill impairment analysis to determine whether an impairment actually exists, and if it does, the amount of that impairment.

While we have utilized the standard deviation as a way of estimating a meaningful range to test the Company-dependant key assumptions, for purposes of presentation of our sensitivity analysis, we analyzed only the downside, not the upside, adjustment.

In future Form 10-K filings, where relevant, we intend to include disclosure substantially comparable to the disclosure below, which relates to the Goodwill Impairment Review discussion in our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended January 2, 2009.  Our expanded disclosures, which were not included in our Form 10-K for the fiscal year ended January 2, 2009, are underlined except for the tables to which the new disclosures refer.

Goodwill Impairment Review

We perform our annual goodwill impairment review as of the end of the first month following our September reporting period.  Our 2008 review did not indicate an impairment of goodwill for any of our reporting units.  During the remainder of the quarter, which ended January 2, 2009, no events or changes in circumstances occurred that would indicate an impairment of goodwill.  There was no goodwill impairment for any of our reporting units during the years ended December 28, 2007 or December 29, 2006.

We believe the methodology that we use to review impairment of goodwill, which includes a significant amount of judgment and estimates, provides us with a reasonable basis to determine whether impairment has occurred.  However, many of the factors employed in determining whether or not our goodwill is impaired are outside of our control and it is reasonably likely that assumptions and estimates will change in future periods.  These changes can result in future impairments.

Goodwill impairment reviews involve a two-step process.  The first step is a comparison of each reporting unit’s fair value to its carrying value.  We estimate fair value using market information and discounted cash flow analyses, referred to as the income approach.  The income approach uses a reporting unit’s projection of estimated operating results and discounts those back to the present using a weighted-average cost of capital that reflects current market conditions.  For our most recent impairment review, our reporting units’ cash flows were discounted using weighted-average costs of capital ranging from 13.5% to 14.5%.  To arrive at our cash flow projections, we use estimates of economic and market information over a projection period of ten years, including growth rates in revenues, costs, estimates of future expected changes in operating margins and cash expenditures.  Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements.

We validate our estimate of fair value of each reporting unit under the income approach by comparing the resulting values to fair value estimates using a market approach.  A market approach estimates fair value by applying cash flow multiples to the reporting unit's operating performance.  The multiples are derived from comparable publicly traded companies with operating and investment characteristics similar to those of the reporting units.  We also reconciled the total of the fair values of our reporting units with our market capitalization to determine if the sum of the individual fair values is reasonable compared to the external market indicators.  If our reconciliations indicate a significant difference between our external market capitalization and the fair values of our reporting units, we review and adjust, if appropriate, our weighted-average cost of capital and consider if the implied control premium is reasonable in light of current market conditions.

If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment.  The amount of impairment is determined by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill calculated in the same manner as if the reporting unit were being acquired in a business combination.  If the implied fair value of goodwill were less than the recorded goodwill, we would record an impairment charge for the difference.

While our impairment review did not result in impairments for any of our reporting units, if market and economic conditions deteriorate further or if continued volatility in the financial markets causes declines in our stock price, increases our weighted-average cost of capital, adversely impacts our ability to meet our projected results or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual testing periods.

Our reporting units were identified following the requirements of SFAS 142, paragraph 30.  We have identified and evaluated eight reporting units.  In determining our reporting units, we considered i) whether an operating segment or a component of an operating segment was a business, ii) whether discrete financial information was available, and iii) whether the financial information is regularly reviewed by management of the operating segment.  As a result of that evaluation, we concluded that the following are our reporting units:

•	The URS Division Operating Segment

•	Within the EG&G Division Operating Segment:
o	Defense
o	EG&G

•	Within the Washington Division Operating Segment:
o	Energy & Environment
o	Infrastructure
o	Industrial-Process
o	Mining
o	Power

Goodwill has been allocated to the reporting units based upon the respective fair values of the reporting units at the time of the various acquisitions that gave rise to the recognition of goodwill.

The URS Division and Infrastructure reporting units include an aggregate of $704 million of goodwill and have fair values in excess of their carrying values of approximately 6%.  It is reasonably possible that changes in the numerous variables associated with the judgments, assumptions and estimates we made in assessing the fair value of our goodwill could cause these or other reporting units to become impaired.  If our goodwill were impaired, we would be required to record a non-cash charge that could have a material adverse effect on our consolidated financial statements.  However, the charge would not have any adverse effect on the covenant calculations required under our 2007 Credit Facility or our overall compliance with the covenants of our 2007 Credit Facility.  There were no other reporting units that we deemed to have a reasonable risk of a material impairment charge.

The key assumptions we used to estimate the fair values of our reporting units are:

•	Discount rates,
•	Compounded annual revenue growth rate,
•	Average operating margin, and
•	Terminal value capitalization rate (“Capitalization Rate”)

The following table summarizes the key assumptions we used in conducting our goodwill impairment review for the URS Division and the Infrastructure reporting units for the fiscal years ended January 2, 2009 and December 28, 2007:

	Reporting Unit
	URS Division January 2, 2009	URS Division December 28, 2007	Infrastructure January 2, 2009	Infrastructure December 28, 2007
Discount rate (1)	14.00%	11.50%	14.50%	12.00%
Compounded annual revenue growth rate	4.90%	6.20%	12.60%	6.70%
Average operating margin	4.60%	6.70%	4.90%	4.90%
Capitalization rate	9.00%	8.50%	9.50%	7.00%
____________________________
(1)
The assumed discount rates used in our goodwill impairment review for the fiscal year ended January 2, 2009 increased significantly over those used in the previous year primarily as a result of market factors arising from the current economic environment.

Of the key assumptions, two are market driven and two are company dependant and subject to much greater influence from our actions.  The market-driven key assumptions are the Discount Rate and the Capitalization Rate.  These rates are derived from the use of market data and employment of the Capital Asset Pricing Model.  These assumptions are hypothetical, have been calculated solely for purposes of these analyses and are not intended to indicate that these levels will be achieved, particularly in light of the current and anticipated continuing severe recessionary conditions.

Market-Driven Key Assumptions

Outlined below is a sensitivity analysis of the key market-driven assumptions, the Discount Rate and the Capitalization Rate, affecting our goodwill impairment review for the Infrastructure and URS Division reporting units.

To demonstrate the sensitivity of our estimate of the fair value of each reporting unit, we indicate below the extent of the change required in each of the Discount Rate and the Capitalization Rate to cause the fair value of each reporting unit to reduce to an amount equal to its carrying value.

	Discount Rate	Breakeven Discount Rate	Capitalization Rate	Breakeven Capitalization Rate
URS Division	14.00%	14.49%	9.00%	10.62%
Washington Division - Infrastructure	14.50%	14.96%	9.50%	10.60%

Placing these rates into context, over the five-year period prior to 2008, we note that the discount rates used in our goodwill impairment tests have ranged from 10.0% to 12.0% and the capitalization rates have ranged from 7.0% to 8.5%.  The Discount Rates and the Capitalization Rates utilized in the current analysis were a result of the current market turbulence, which resulted in the use of historically high rates.  For each of the annual impairment assessments, the discount rate and cash flow projections were reconciled to the market capitalization of the Company.  We believe this corroboration between the analysis and market pricing provided support that the assumptions utilized were meaningful and representative of market participants’ assumptions.  Therefore, justification for higher rates would arise from deterioration in market values below the values that were experienced as of the valuation date of the current impairment test.

Company-Dependent Key Assumptions

Given the contractual nature of our business, the key assumptions over which we have greater control are the average operating margin in the short-term and compound annual revenue growth forecast over the long-term.  These two key assumptions could materially impact the fair values of our reporting units.

Operating Margin

Based on the variance observed in our operating margin over the past five years, we tested the analysis by applying a downward sensitivity of 5% and 10% to forecasted operating margin for each year in the projection period.

Revenue Growth

Given that current contractual commitments and typical renewal expectations provide significant visibility into the revenue forecast over the next three years, we used a 15% and 30% reduction in the forecasted growth rate, based on the variance observed from historical results to the projected years of 2012 through 2018, to calculate the sensitivity in fair value to the assumed revenue growth.

The table below summarizes the sensitivity analysis for the two reporting units based on hypothetical changes in the four key assumptions discussed above:

(In millions)	URS Division	Infrastructure
Excess of Fair Value over Carrying Value	$69	$17
Reductions in Fair Value Resulting from Changes in Key Assumptions:
Increase of 50 BP in Discount Rate	(70)	(20)
Increase of 50 BP in Capitalization Rate	(20)	(10)
Reduction in Operating Margin of 5%	(70)	(20)
Reduction in Operating Margin of 10%	(150)	(30)
Reduction in Revenue Growth of 15%	(20)	(30)
Reduction in Revenue Growth of 30%	(50)	(50)

As shown in the table above, certain changes in these key assumptions would result in a reduction of the excess of fair value over carrying value, and in certain cases would eliminate the excess entirely.  In the latter cases, an impairment may exist, making it necessary to perform the second step of the goodwill impairment analysis to determine whether an impairment actually exists, and if it does, the amount of that impairment.

Pension Plans and Post-retirement Benefits, page 69

2.
We note your response in comment 10 in our letter dated April 13, 2009.  Please supplement the disclosure you intend to include in future filings to also state the impact to your net periodic pension costs for a change in your discount rate.  Please also provide a sensitivity analysis for the long-term rates of return on plan assets and rates of change in participant compensation levels to your benefit obligations and your net periodic pension costs, as these are also disclosed as material assumptions.  Refer to your disclosures on page 69.

Response:

In future Form 10-K filings, we will include sensitivity analysis tables and data in substantially the format provided below where the impact of hypothetical variations in key assumptions would have a material impact on net periodic pension costs and/or on our benefit obligations.  We did not include some of the sensitivity analysis data shown below in our initial response to your letter dated April 13, 2009 because the impact of the stated hypothetical variations in these key assumptions shown in the tables below on our net periodic pension costs and on our benefit obligations would be immaterial.  In future Form 10-K filings, we will include a table showing the effect of hypothetical changes in key assumptions resulting from our sensitivity analysis where the impact would be material, as well as a statement that the impact of hypothetical changes in other key assumptions would be immaterial under our analysis. The tables below demonstrate the effect of hypothetical changes in all key assumptions identified in the Staff’s comment.

Summary of Sensitivity Analysis for FY2008 Disclosure (USD)

	Domestic Pension Plans
	January 2, 2009
(In thousands)	Impact on Benefit Obligation	Impact on Service Cost & Interest Cost	Impact on Expected Return on Plan Assets
Discount rate +25 BP	$(7,765)	$(30)	N/A
Discount rate -25 BP	$8,140	$27	N/A
Compensation level +25 BP	$431	$59	N/A
Compensation level -25 BP	$(422)	$(58)	N/A
Expected rate of return +25 BP	N/A	N/A	$475
Expected rate of return -25 BP	N/A	N/A	$(475)

	Post-Retirement Benefit Plans
	January 2, 2009
(In thousands)	Impact on Benefit Obligation	Impact on Service Cost & Interest Cost	Impact on Expected Return on Plan Assets
Discount rate +25 BP	$(722)	$46	N/A
Discount rate -25 BP	$747	$(48)	N/A
Health care trend rate +1%	$1,576	$107	N/A
Health care trend rate -1%	$(1,410)	$(96)	N/A
Expected rate of return +25 BP	N/A	N/A	$9
Expected rate of return -25 BP	N/A	N/A	$(9)

	Foreign Defined Pension Plan
	January 2, 2009
(In thousands)	Impact on Benefit Obligation	Impact on Service Cost & Interest Cost	Impact on Expected Return on Plan Assets
Discount rate +25 BP	$(688)	$(20)	N/A
Discount rate -25 BP	$747	$20	N/A
Expected rate of return +25 BP	N/A	N/A	$22
Expected rate of return -25 BP	N/A	N/A	$(22)

Form 10-Q for the Fiscal Quarter Ended April 3, 2009

3.
In future filings, please quantify the impact of the factors you identify that contributed to fluctuations in line items included within income from continuing operations.  For example, you note that the Washington Division’s revenues were favorably impacted by the settlement of subcontractor claims and the payment of an award fee without quantifying the favorable impact of each of these items.  Refer to comment 12 in our letter dated April 13, 2009, Item 303(A)(3)(iii) of Regulation S-X, and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will quantify the impact of the factors we identify that contributed to a material extent to fluctuations in line items included within income from continuing operations.  For purposes of illustration, where applicable, we would revise our discussion to include additional disclosure of the type indicated below in bold:

The Washington Division’s revenues from our infrastructure market sector were $77.6 million, a decrease of $5.9 million or 7.1% for the three months ended April 3, 2009 compared with the three months ended March 28, 2008.  Despite consolidated revenue growth in the infrastructure market sector, we experienced a decline in infrastructure revenues of approximately $26.0 million in the Washington Division due to the timing of performance on several major projects.  In the first quarter of fiscal 2008, we experienced a high level of activity on contracts to provide engineering and construction services for the expansion of a transit system in Houston, Texas and to rebuild infrastructure in Iraq.  Both of these contracts were completed during the prior fiscal year and did not generate revenues during the first quarter of 2009.  We also experienced lower activity on an ongoing dam construction contract due to project delays associated with poor weather conditions. These declines were partially offset by the favorable settlement of subcontractor claims of approximately $13.7 million for a highway construction project in California and the receipt of an award fee of approximately $7.0 million for a transit project in Washington, D.C.

If you have any additional questions, please feel free to call me at (415) 774-2770.

Very truly yours,

/s/ H. Thomas Hicks
Chief Financial Officer
URS Corporation

cc:           Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Reed N. Brimhall
Vice President, Controller & Chief Accounting Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Joseph Masters
Vice President and General Counsel
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Armen Der Marderosian
Chair, Audit Committee
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Samuel M. Livermore
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800

Michael F. Schini
PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco, CA  94111-4004